Exhibit 99.98

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD TO NEARLY TRIPLE GOLD PRODUCTION IN 2011, SIGNIFICANTLY GROW RESOURCES AND INCREASE EXPLORATION SPENDING

•                            Company targeting 140,000 ounces gold mined from all sources in 2011, including commercial production at Timmins Mine and material from advanced exploration programs at Thunder Creek and Bell Creek

•                            Mill production expected to total 125,000 ounces with additional 35,000 ounces expected in inventory stockpiles at year end

•                            Operating cash costs at Timmins Mine estimated at US$575 per ounce in first year of commercial production, cash costs from all sources to improve to approximately US$400 per ounce over next three years

•                            Capital expenditures in 2011 estimated at $75.0 million

•                            $31.0 million exploration program planned with continued focus on expanding resources and new discoveries in Timmins

•                            Resources to grow significantly with initial resource from Thunder Creek during second half of 2011, plus updated resources for Gold River Trend, Timmins Mine and Bell Creek by early 2012

•                            Engineering studies initiated for staged expansion of Bell Creek Mill (to between 3,500 and 5,500 tonnes per day), with new mill also being planned for west side of Timmins.

TORONTO, ONTARIO—(Marketwire — January 25, 2011) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced production and expenditure guidance for 2011 including 140,000 ounces of gold mined from all sources and mill production targeted at 125,000 ounces, with an additional 35,000 ounces of gold expected to be in inventory stockpiles at year end. Capital expenditures for the year are projected at $75.0 million, excluding exploration expenditures, capitalized operating costs and gold sales from development assets, with costs largely related to development work at Thunder Creek and Timmins Mine.

Material for processing will come from commercial production at Timmins Mine as well as from ongoing advanced exploration work at Thunder Creek and Bell Creek. Priority will be given to processing material from Timmins Mine, where cash operating costs are estimated at US$575 per ounce during the Mine’s first year of commercial production. As Timmins Mine reaches full production and Thunder Creek and Bell Creek achieve commercial production, cash operating costs are expected to improve to around US$400 per ounce over the next three years.

Exploration will remain an important focus of the Company in 2011, with an increased budget of $31.0 million. Surface drilling during the year will be focused at Bell Creek, Thunder Creek, 144 and the Gold River Trend, with continued significant underground drilling at Thunder Creek, Timmins Mine and Bell Creek. During 2011, the Company expects to announce an initial National Instrument (“NI”) 43-101 resource at Thunder Creek, with updated and expanded NI 43-101 resources for Gold River Trend, Timmins Mine and Bell Creek anticipated by early in 2012.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are very pleased where we find ourselves entering 2011. We are on track to nearly triple production from the 2010 level of 43,500 ounces. Timmins Mine is in commercial production and our Bell Creek Mill continues to perform very well with average recoveries exceeding target levels. Our operating costs this year will be very competitive and, as we continue to grow production from all sources, we will drive costs down to around US$400 per ounce. We are also moving towards a staged expansion of the Bell Creek Mill to between 3,500 and 5,500 tonnes per day and, based on the significant exploration success we are achieving, also see a need for a new mill at Timmins West. We plan to remain very aggressive explorers in 2011, and in fact will increase exploration spending this year with our focus largely being directed at Thunder Creek, 144, Gold River Trend, Bell Creek and Timmins Mine. Based on our opening cash balance of $92.0 million (plus approximately 12,000 ounces of gold bullion inventory sold for $16.0 million early in 2011), as well as our planned expenditures and expected production this year, we expect to remain well funded through 2011.

“Longer term, we remain on track to significantly grow production in 2012 and 2013 with excellent potential for further growth given the game-changing potential of projects such as Gold River Trend and 144. Our intermediate plans include continuing to grow production and lower operating costs at Timmins Mine, completing advanced exploration and pre-production development at Thunder Creek and bringing this very exciting project into commercial production and carrying out the needed advanced exploration and feasibility work to develop the new, deeper deposits at Bell Creek.”

Not included in the Company’s current business plan and projected costs are expenditures related to increasing milling capacity. The Company is currently studying options for a staged expansion of the Bell Creek Mill, located on the east side of Timmins, to between 3,500 and 5,500 tonnes per day from the current level of 2,000 tonnes per day. The Company is also planning to construct a new mill on the site of the Timmins West Complex with the permitting process underway and the ultimate size of the mill to be determined based upon the optimal mining of tonnes and grade from Thunder Creek and continued exploration success in the area. A decision on expanding the Bell Creek Mill is expected before the end of the second quarter.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com